FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-218904) of Banco Santander, S.A. and the prospectus supplement relating thereto dated July 5, 2017 and, in each case, to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A. (“Banco Santander”) and Banco Popular Español, S.A. (“Banco Popular”) have announced their intention to launch a commercial action intended to enhance the loyalty of customers in their retail networks affected by Banco Popular’s resolution (the “Fidelity Action”).

By virtue of the Fidelity Action, retail clients of Banco Santander and Banco Popular that meet certain requirements and that have been affected by the resolution of Banco Popular will be entitled to receive new securities issued by Banco Santander (the “Fidelity Securities”) for an aggregate nominal value of up to €650,000 per client, based on such client’s investment in shares or certain subordinated bonds of Banco Popular held as of the date of the resolution of Banco Popular. The Fidelity Securities will be perpetual, redeemable securities with non-cumulative interest payable at Banco Santander’s discretion and mandatorily cancelable under certain circumstances. They may be written down to zero in certain events, including upon Grupo Santander capital ratios declining below specified levels. In order to obtain the Fidelity Securities, customers will be required to waive certain claims against Grupo Santander relating to any regulatory capital securities of Banco Popular.

The rank of the Fidelity Securities is lower than that of Tier 2 capital instruments (subordinated debt) and higher than that of the ordinary shares. The Fidelity Bonds will not qualify as regulatory capital, thus being eligible instruments for the fulfillment of the MREL (minimum requirement for own funds and eligible liabilities) requirement under the resolution regulations.

Banco Santander expects to issue Fidelity Securities in an aggregate principal amount of up to approximately €980 million, although it is not possible to estimate with any certainty the total amount to be issued.

The Fidelity Action will be carried out under terms and conditions that will be further detailed in a prospectus that is expected to be registered with the Comisión Nacional del Mercado de Valores (“CNMV”).

IMPORTANT INFORMATION

This document is not a prospectus but an advertisement and investors or clients of Grupo Santander should not request or acquire the Fidelity Bonds (Bonos de Fidelización) of Banco Santander, S.A. (“Banco Santander” or the “Bank”) or participate in the Fidelity Action referred to in this document, except on the basis of the information contained in the prospectus of the Fidelity Bonds to be registered by Banco Santander with the Comisión Nacional del Mercado de Valores (“CNMV”).

This announcement does not constitute an offer to sell, or a solicitation of offers to acquire the Fidelity Bonds or any security in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this announcement and/or the prospectus and/or Fidelity Bonds into jurisdictions other than Spain may be restricted by law. Persons that access this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities referred to herein have not and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 13, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer